Mail Stop 4561

April 11, 2007

Lawrence A. Zimmerman
Xerox Corporation
P.O. Box 1600
Stamford, CT 06904-1600

      Re: **Xerox Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 001-04471

Dear Mr. Zimmerman:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 20

1.   Please tell us whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) under the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Exhibit 13

Audited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 29

2.   Describe the nature of the amount presented as "decrease in finance receivables"
        on the statements of cash flows. We note from your Capital Resources and
        Liquidity discussion of MD&A that you identify the lower net run-off of finance
        receivables as one of the primary reasons for the changes in net cash provided by
        operating activities for the years ended December 31, 2006 and 2005. We further
        note your presentation of the non-GAAP measure of cash from core operations
        provided at your annual Investor Conference and disclosed in your Form 8-K filed
        November 20, 2006 that excludes the decrease in finance receivables, among
        other items. As part of your response, provide us with your computation of the
        decrease in finance receivables reconciled to the changes in finance receivables as
        presented on the balance sheets for each period.

                        *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to
provide us with marked copies of any amendment to expedite our review. Please furnish
a cover letter with any amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief